March 30, 2011

Kimberly Browning

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MassMutual Select Funds (the “Trust”)

1933 Act File No. 33-73824

1940 Act File No. 811-8274

Comments received for PEA No. 56 filed on January 31, 2011

Dear Ms. Browning:

Below is a summary of the comments I received from you on March 18, 2011 regarding the above-mentioned Trust, together with our responses. I appreciate the time you took to carefully review this document and have tried to address your comments. I would greatly appreciate your contacting me at 413-744-6602 as soon as possible if you have any further questions or comments. Thank you.

Prospectus Comments

Comment 1:	Global Comment – Please confirm there is no statement of additional information (“SAI”) disclosure regarding sales charge or other discounts to reference in the Fees and Expenses of the Fund section.

Response 1:	We confirm there is no such SAI disclosure.

Comment 2:	Global Comment – In the Fees and Expenses of the Fund section, please revise the Example to include a separate table showing expenses that would be incurred if Class N shares were not redeemed at the end of each indicated period.

Response 2:	We will make the requested change.

Comment 3:	Global Comment – In the Fees and Expenses of the Fund section, please remove the portfolio turnover rates and related disclosure for any Funds in existence less than a full fiscal year.

Response 3:	Instruction 5 to Item 3 of Form N-1A provides that the portfolio turnover rate for a Fund’s “most recent fiscal year (or for such shorter period as the Fund has been in operation)” should be provided and that “the period for which the information is provided if less than a full fiscal year” should be disclosed. We believe that our disclosure is therefore in compliance with the Form.

Comment 4:	Global Comment – In the Principal Investment Strategies section please revise any Fund’s derivatives disclosure that includes the phrase “to earn additional income” to reflect that the Fund will use derivatives for speculative purposes.

Response 4:	We believe that the requested disclosure appropriately describes the manner in which derivatives are used by the applicable Funds. We are not aware of any legal basis for the requested disclosure, nor would the disclosure necessarily be accurate or appropriate.

Comment 5:	Global Comment – In the Purchase and Sale of Fund Shares section, please confirm that there are no minimum initial or subsequent investment requirements.

Response 5:	We confirm that there are no such minimums.

Comment 6:	Global Comment – The Payments to Broker-Dealers and Other Financial Intermediaries section should track Form N-1A.

Response 6:	The second sentence of Item 8 of Form N-1A states that “A Fund may modify the statement if the modified statement contains comparable information.” We feel that our statement is therefore in compliance with the Form.

Comment 7:	Global Comment – In the Performance Information section, the following disclosure should be removed but may be included post Item 8: “Performance for Class A and Class N shares of the Fund reflects any applicable sales charge.”

Response 7:	Instruction 1.(a) to Item 4 of Form N-1A requires a Fund to explain that any sales loads or account fees are not reflected in the bar chart and that, if these amounts were reflected, returns would be less than those shown. We believe that including a similar explanation with respect to average annual total returns table is equally helpful to investors understanding of the performance information presented and, therefore, should continue to be included.

Comment 8:	Global Comment – In the Performance Information section, any footnotes to the Average Annual Total Returns table concerning the exclusion of fees, expenses or taxes should be moved into the applicable row as a parenthetical.

Response 8:	We will make this change.

Comment 9a:	We understand the Cayman subsidiary (the “Cayman Sub”) and the BlackRock Global Allocation Fund (the “BlackRock Fund”) will not have the same boards of directors/trustees. Consider adding disclosure regarding the risks of having non-overlapping boards.

Response 9a:	The SAI currently includes disclosure that the Cayman Sub “is overseen by its own board of directors.” We respectfully submit that the existence of a separate Cayman Sub board of directors does not present a meaningful risk requiring additional disclosure since, among other things, the BlackRock Fund will own all of the outstanding securities of the Cayman Sub and the investment management, subadvisory, and administrative services agreements of the Cayman Sub will contain provisions allowing the BlackRock Fund’s Board of Trustees to terminate the agreements upon not more than sixty days notice and requiring annual approval of those agreement by the Board of Trustees of the BlackRock Fund.

Comment 9b:	Please confirm that, once the Cayman Sub is formed, its directors will sign the signature page of the BlackRock Fund’s registration statements.

Response 9b:	As noted in our response letter of March 31, 2010, the BlackRock Fund will in the future seek to have the directors of the Cayman Sub sign the signature page of the BlackRock Fund’s registration statement if and to the extent the Fund determines that it is required at the time under applicable law.

Comment 9c:	Consider adding disclosure regarding Cayman law with respect to the Cayman Sub.

Response 9c:	The summary prospectus risk factors, the statutory prospectus risk factors, and the SAI include disclosure noting that the Cayman Sub was formed in the Cayman Islands, and that changes in U.S. or Cayman laws could result in the inability of the BlackRock Fund to operate as intended, which could adversely affect the investment returns of the BlackRock Fund. We respectfully submit that this existing disclosure sufficiently describes the issues of Cayman law that are relevant to shareholders of the BlackRock Fund.

Comment 9d:	Please confirm that, once it is formed, the management and investment subadvisory agreements for the Cayman Sub will be compliant with Section 15 of the Investment Company Act of 1940, as amended (the “1940 Act”), and included as exhibits to the BlackRock Fund’s registration statements.

Response 9d:	As noted in our response letter of March 31, 2010, the agreements will comply in substance with Section 15 of the 1940 Act. We do not believe that including these agreements as exhibits to the registration statement is necessary. However, we will include the agreements in light of the staff’s request.

Comment 9e:	Please consider whether the Cayman Sub’s Board should comply with Section 16 of the 1940 Act.

Response 9e:	We are not aware of any authority to the effect that the requirements of Section 16 of the 1940 Act apply to the directors of wholly owned subsidiaries of an investment company. In any event, the Board of Trustees of the Trust, which is constituted in accordance with Section 16, will have substantial control over many significant activities of the Cayman Sub, by virtue of, among other things, the Fund’s ownership of the Cayman Sub and the renewal and termination rights built into the Cayman Sub’s investment management, subadvisory, and administrative services agreements.

Comment 9f:	Please confirm that the Cayman Sub will be operated in compliance with the applicable provisions of Section 17 of the 1940 Act.

Response 9f:	We confirm that it is the Fund’s intention that transactions by the Cayman Sub will be effected in compliance with Sections 17(a), 17(d), and 17(e) of the 1940 Act to the same extent as would be required if the Fund itself were to effect such transactions. We note that the investment management agreement and subadvisory agreement of the Cayman Sub will each include (i) an acknowledgment that that the BlackRock Fund is an investment company registered as such under the Act and (ii) an undertaking to manage the assets of the Cayman Sub and otherwise perform its obligations under such agreement in a manner that ensures that the operations of the BlackRock Fund and the Cayman Sub, taken as a whole, will comply with the provisions of the 1940 Act and any rules or regulations thereunder.

Comment 9g:	Please confirm that the Cayman Sub will be operated in compliance with the BlackRock Fund’s investment policies and investment restrictions.

Response 9g:	The investment management agreement and subadvisory agreement of the Cayman Sub will each include an undertaking to manage the assets of the Cayman Sub and otherwise perform its obligations under such agreement in a manner that ensures the operations of the BlackRock Fund and the Cayman Sub, taken as a whole, will comply with the Prospectus and Statement of Additional Information of the BlackRock Fund in effect from time to time.

Comment 9h:	Please confirm that the financial statements of the BlackRock Fund and the Cayman Sub will be consolidated.

Response 9h:	As is stated in the BlackRock Fund’s SAI, the financial statements of the Cayman Sub will be consolidated with the Fund’s Annual and Semiannual Reports provided to shareholders.

Comment 9i:	Please confirm that Cayman Sub will not be used to avoid 1940 Act and Advisers Act regulations.

Response 9i:	The Fund has no intention to use the Cayman Sub to avoid requirements of the 1940 Act or the Advisers Act, or the regulations thereunder.

Comment 9j:	Consider revising the disclosure to reflect that the Cayman Sub has been formed but is not yet operational.

Response 9j:	The requested change will be reflected in the BlackRock Fund’s 485(b) filing.

Comment 10:	Indexed Equity Fund and NASDAQ-100 Fund – Please delete the last sentence of the footnote to the Fund’s Principal Investment Strategies and Investment Objective, respectively.

Response 10:	We will make this change.

Comment 11:	Core Opportunities Fund – Please define large established companies as used in the Fund’s Principal Investment Strategies and revise the Fund’s Principal Investment Strategies to clarify whether it can invest in companies of any capitalization size.

Response 11:	We will add the following disclosure:

“The subadvisers currently consider large, established companies to include those whose market capitalizations at the time of purchase are within the market capitalization range of companies included in the Russell 1000 Index (as of January 31, 2011, between $223 million and $401.70 billion).”

SAI Comments

Comment 1:	Please confirm that (i) all non-principal risks and strategies are disclosed in the SAI, (ii) any principal risks and strategies that are disclosed in the SAI are also disclosed in the prospectus, and (iii) the Funds’ principal investment strategies are distinguished from its non-principal investment strategies in the SAI.

Response 1:	We confirm that all material non-principal risks and strategies are disclosed in the SAI and that any principal risks and strategies that are disclosed in the SAI are also disclosed in the prospectus. With respect to distinguishing the Funds’ principal investment strategies from its non-principal investment strategies, we do not believe that Form N-1A prescribes that a distinction needs to be made between a fund’s principal and non-principal strategies in its SAI. We also believe it would add unnecessary complexity to an SAI that provides information for multiple Funds with varying principal and non-principal strategies and risks. Therefore, we respectfully decline to modify our disclosure.

We acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/Jill Nareau Robert

Jill Nareau Robert

Assistant Secretary, MassMutual Select Funds

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company